SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. ___)*

Azteca Acquisition Holdings, LLC
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

05501E102
(CUSIP Number)

Jamie Nash, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
715,046

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
715,046

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
715,046

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.7%

14.	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Wavefront, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
880,493

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
880,493

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
880,493

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.0%

14.	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
1,142,544

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
1,142,544

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,142,544

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14.	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
1,142,544

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
1,142,544

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,142,544

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14.	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
83,001

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
83,001

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
83,001

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7%

14.	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
83,001

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
83,001

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
83,001

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.7%

14.	TYPE OF REPORTING PERSON*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Group, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
2,880,500

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
2,880,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,880,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.0%

14.	TYPE OF REPORTING PERSON*
PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
2,880,500

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
2,880,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,880,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.0%

14.	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LCG Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
2,821,084

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
2,821,084

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,821,084

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.6%

14.	TYPE OF REPORTING PERSON*
OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christian Leone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER
2,880,500

9.	SOLE DISPOSITIVE POWER
0

10.	SHARED DISPOSITIVE POWER
2,880,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,880,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.0%

14.	TYPE OF REPORTING PERSON*
IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13D reflects the shares of Common Stock (as defined below) held by the Reporting Person identified below as of March 25, 2013.  The Reporting Persons previously reported their beneficial ownership of the Common Stock of the Issuer (as defined below) on a Schedule 13G.

ITEM 1.Security and Issuer.

This statement relates to the Common Stock, $0.0001 par value per share (the “Common Stock”) of Azteca Acquisition Holdings, LLC (the "Issuer").  The Issuer's principal executive office is located at 421 N. Beverly Drive, Suite 300, Beverly Hills, California 90210.

ITEM 2. Identity and Background.

(a)-(c) and (f)The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

•	Luxor Capital Partners, LP, a Delaware limited partnership (the “Onshore Fund”);

•	Luxor Wavefront, LP, a Delaware limited partnership (the “Wavefront Fund”);

•	Luxor Capital Partners Offshore Master Fund, LP, a Cayman Islands limited partnership (the “Offshore Master Fund”);

•	Luxor Capital Partners Offshore, Ltd., a Cayman Islands exempted company (the “Offshore Feeder Fund”);

•	Luxor Spectrum Offshore Master Fund, LP, a Cayman Islands limited Partnership (the “Spectrum Offshore Master Fund”);

•	Luxor Spectrum Offshore, Ltd., a Cayman Islands exempted company (the “Spectrum Offshore Feeder Fund”);

•	Luxor Capital Group, LP, a Delaware limited partnership (“Luxor Capital Group”);

•	Luxor Management, LLC, a Delaware limited liability company (“Luxor Management”);

•	LCG Holdings, LLC, a Delaware limited liability company (“LCG Holdings”); and

•	Christian Leone, a United States citizen (“Mr. Leone”).

Luxor Capital Group acts as the investment manager of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Offshore Feeder Fund, the Spectrum Offshore Master Fund and the Spectrum Offshore Feeder Fund (collectively, the “Funds”) and to accounts it separately manages (the “Separately Managed Accounts”).  The Offshore Master Fund is a subsidiary of the Offshore Feeder Fund, and the Spectrum Offshore Master Fund is a subsidiary of the Spectrum Offshore Feeder Fund.  Luxor Management is the general partner of Luxor Capital Group.  Mr. Leone is the managing member of Luxor Management.  LCG Holdings is the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Offshore Master Fund.  Mr. Leone is the managing member of LCG Holdings.

Luxor Capital Group, Luxor Management and Mr. Leone may each be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Funds and the Separately Managed Accounts.  LCG Holdings may be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Offshore Master Fund.

The business address of each of the Onshore Fund, the Wavefront Fund, Luxor Capital Group, Luxor Management, LCG Holdings and Mr. Leone is 1114 Avenue of the Americas, 29th Floor, New York, New York 10036.

The business address of each of the Offshore Master Fund, the Offshore Feeder Fund, the Spectrum Offshore Master Fund and the Spectrum Offshore Feeder Fund is c/o M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

The principal business of each of the Funds is that of a private investment fund engaged in the purchase and sale of securities for its own account.

The principal business of Luxor Capital Group is providing investment management services.

The principal business of Luxor Management is serving as the general partner of Luxor Capital Group.

The principal business of LCG Holdings is serving as the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Offshore Master Fund.

Mr. Leone’s principal occupation is serving as the managing member of each of Luxor Management and LCG Holdings.

The Directors and Executive Officers of the Offshore Feeder Fund and the Spectrum Offshore Feeder Fund are set forth on Exhibit A attached hereto which is incorporated herein by reference.

(d)During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other individuals identified on Exhibit A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the other individuals identified on Exhibit A, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.Source and Amount of Funds or Other Consideration.

A total of approximately $29,436,737 was paid to acquire the shares of Common Stock reported as beneficially owned by the Reporting Persons herein.  The funds used to purchase these securities were obtained from the general working capital of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Offshore Master Fund and the Separately Managed Accounts and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

ITEM 4.Purpose of Transaction.

All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Except as set forth herein, none of the Reporting Persons has any plans or proposals that related to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.Interest in Securities of the Issuer.

   (a)   The Reporting Persons beneficially own:

(i)The Onshore Fund individually beneficially owns 715,046 shares of Common Stock representing 5.7% of all of the outstanding shares of Common Stock.

(ii) The Wavefront Fund individually beneficially owns 880,493 shares of Common Stock representing 7.0% of all of the outstanding shares of Common Stock.

(iii) The Offshore Master Fund individually beneficially owns 1,142,544 shares of Common Stock representing 9.1% of all of the outstanding shares of Common Stock.  The Offshore Feeder Fund, as the owner of a controlling interest in the Offshore Master Fund, may be deemed to beneficially own the shares of Common Stock held by the Offshore Master Fund.

(iv) The Spectrum Offshore Master Fund individually beneficially owns 83,001 shares of Common Stock representing 0.7% of all of the outstanding shares of Common Stock.  The Spectrum Offshore Feeder Fund, as the owner of a controlling interest in the Spectrum Offshore Master Fund, may be deemed to beneficially own the shares of Common Stock held by the Spectrum Offshore Master Fund.

(v) Luxor Capital Group, as the investment manager of the Funds, may be deemed to beneficially own the 2,821,084 shares of Common Stock beneficially owned by them, and an additional 59,416 shares of Common Stock held in the Separately Managed Accounts, representing 23.0% of all of the outstanding shares of Common Stock.

(vi) Luxor Management and Mr. Leone may each be deemed to be the beneficial owners of the 2,880,500 shares of Common Stock beneficially owned by Luxor Capital Group, representing 23.0% of all of the outstanding shares of Common Stock.

(vii) LCG Holdings may be deemed to be the beneficial owner of the 2,821,084 shares of Common Stock owned by the Onshore Fund, the Spectrum Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Offshore Master Fund, representing 22.6% of all of the outstanding shares of Common Stock.

(viii) Mr. Leone may be deemed to be the beneficial owner of the 2,880,500 shares of Common Stock beneficially owned by LCG Holdings.

(ix) Collectively, the Reporting Persons beneficially own 2,880,500 shares of Common Stock representing 23.0% of all of the outstanding shares of Common Stock.

The above percentages are based on the 12,500,000 shares of Common Stock reported as outstanding as of March 13, 2013 as set forth in the Form 10-K filed by the Issuer on March 18, 2013.

(b)
The Onshore Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 715,046 shares of Common Stock individually beneficially owned by the Onshore Fund.

The Wavefront Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 880,493 shares of Common Stock individually beneficially owned by the Wavefront Fund.

The Offshore Master Fund, the Offshore Feeder Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,142,544 shares of Common Stock individually beneficially owned by the Offshore Master Fund.

The Spectrum Offshore Master Fund, the Spectrum Offshore Feeder Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 83,001 shares of Common Stock individually beneficially owned by the Spectrum Offshore Master Fund.

Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the 59,416 shares of Common Stock held in the Separately Managed Accounts.

(c)The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto.

(d)Not applicable.

(e)Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A – Directors and Executive Officers of the Offshore Feeder Fund and Spectrum Offshore Feeder Fund

Exhibit B - Joint Filing Agreement

Exhibit C – Power of Attorney

Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: March 26, 2013

LUXOR CAPITAL PARTNERS, LP
By: LCG Holdings, LLC, as General Partner

By:  /s/ Norris Nissim
                            Norris Nissim,
                            General Counsel

LUXOR WAVEFRONT, LP
By: LCG Holdings, LLC, as General Partner

By:  /s/ Norris Nissim
                            Norris Nissim,
                            General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP
By: LCG Holdings, LLC, as General Partner

By:  /s/ Norris Nissim
                            Norris Nissim,
                            General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.
By: Luxor Capital Group, LP, as investment manager

By:  /s/ Norris Nissim
                            Norris Nissim,
                            General Counsel

LUXOR SPECTRUM OFFSHORE MASTER FUND, LP
By: LCG Holdings, LLC, as General Partner

By:  /s/ Norris Nissim
                            Norris Nissim,
                            General Counsel

LUXOR SPECTRUM OFFSHORE, LTD.
By: Luxor Capital Group, LP, as investment manager

By:  /s/ Norris Nissim
                            Norris Nissim,
                            General Counsel

LUXOR CAPITAL GROUP, LP
By: Luxor Management, LLC, as General Partner

By:  /s/ Norris Nissim
                            Norris Nissim,
                            General Counsel

LCG HOLDINGS, LLC

By:  /s/ Norris Nissim
            Norris Nissim,
            General Counsel

LUXOR MANAGEMENT, LLC

By:  /s/ Norris Nissim
            Norris Nissim,
            General Counsel

/s/ Adam Miller
     Adam Miller,
     as Agent For Christian Leone

EXHIBIT A

DIRECTORS AND EXECUTIVE OFFICERS OF EACH OF LUXOR CAPITAL PARTNERS OFFSHORE, LTD. AND LUXOR SPECTRUM OFFSHORE, LTD.

1.        Don M. Seymour
dms Management Ltd.
P.O. Box 31910 SMB
British American Centre, Tower 3
Dr. Roy’s Drive
George Town, Grand Cayman
Cayman Islands

                Mr. Seymour is an employee of dms Management Ltd., a company that provides administrative services to Cayman Islands private investment companies.

2.             Alasdair Foster
Maples Fiduciary Services
PO Box 1093, Boundary Hall
Cricket Square
Grand Cayman
KY1-1102
Cayman Islands

Mr. Foster is an employee of Maples Fiduciary Services, a division of the MaplesFS group.  MaplesFS offers a comprehensive range of fiduciary and administration services to finance vehicles and investment funds.

3.       Christian Leone (See Item 2)

EXHIBIT B
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Azteca Acquisition Holdings, LLC dated as of March 26, 2013 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: March 26, 2013

LUXOR CAPITAL PARTNERS, LP
By: LCG Holdings, LLC, as General Partner

By:  /s/ Norris Nissim
                            Norris Nissim,
                            General Counsel

LUXOR WAVEFRONT, LP
By: LCG Holdings, LLC, as General Partner

By:  /s/ Norris Nissim
                            Norris Nissim,
                            General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP
By: LCG Holdings, LLC, as General Partner

By:  /s/ Norris Nissim
                            Norris Nissim,
                            General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.
By: Luxor Capital Group, LP, as investment manager

By:  /s/ Norris Nissim
                            Norris Nissim,
                            General Counsel

LUXOR SPECTRUM OFFSHORE MASTER FUND, LP
By: LCG Holdings, LLC, as General Partner

By:  /s/ Norris Nissim
                            Norris Nissim,
                            General Counsel

LUXOR SPECTRUM OFFSHORE, LTD.
By: Luxor Capital Group, LP, as investment manager

By:  /s/ Norris Nissim
                            Norris Nissim,
                            General Counsel

LUXOR CAPITAL GROUP, LP
By: Luxor Management, LLC, as General Partner

By:  /s/ Norris Nissim
                            Norris Nissim,
                            General Counsel

LCG HOLDINGS, LLC

By:  /s/ Norris Nissim
            Norris Nissim,
            General Counsel

LUXOR MANAGEMENT, LLC

By:  /s/ Norris Nissim
            Norris Nissim,
            General Counsel

/s/ Adam Miller
     Adam Miller,
     as Agent For Christian Leone

EXHIBIT C
POWER OF ATTORNEY

The undersigned hereby makes, constitutes and appoints each of Adam Miller and Elena Cimador as the undersigned’s true and lawful authorized representative, attorney-in-fact and agent, each with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned also hereby grants to each such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 or any other provision of the 1934 Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of January 20, 2006.

/s/ Christian Leone
Christian Leone

ACKNOWLEDGEMENT IN NEW YORK STATE

STATE OF NEW YORK    )
:  ss.:
COUNTY OF NEW YORK)

On January 20, 2006, before me, the undersigned personally appeared, Christian Leone, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Michael J. Sadler
      Notary Public

[Notary Stamp and Seal]

SCHEDULE 1

Transactions of the Reporting Persons Effected
During the Past 60 Days

None of the Reporting Persons effected any transactions in securities of the Issuer during the past sixty (60) days:

Fund	Date	Amount of Shs. Bought or (Sold)	Price ($) per Share
Luxor Capital Partners LP	2/13/2013	130,474	10.1100
Separately Managed Accounts	2/13/2013	10,820	10.1100
Luxor Capital Partners Offshore Master Fund LP	2/13/2013	201,618	10.1100
Luxor Spectrum Offshore Master Fund LP	2/13/2013	15,241	10.1100
Luxor Wavefront LP	2/13/2013	41,847	10.1100
Luxor Capital Partners LP	2/14/2013	67,700	10.0996
Separately Managed Accounts	2/14/2013	5,600	10.0996
Luxor Capital Partners Offshore Master Fund LP	2/14/2013	104,700	10.0996
Luxor Spectrum Offshore Master Fund LP	2/14/2013	7,900	10.0996
Luxor Wavefront LP	2/14/2013	21,900	10.0996
Luxor Capital Partners LP	2/14/2013	8,200	10.1500
Separately Managed Accounts	2/14/2013	700	10.1500
Luxor Capital Partners Offshore Master Fund LP	2/14/2013	12,600	10.1500
Luxor Spectrum Offshore Master Fund LP	2/14/2013	900	10.1500
Luxor Wavefront LP	2/14/2013	2,600	10.1500
Luxor Capital Partners LP	2/15/2013	32,600	10.1500
Separately Managed Accounts	2/15/2013	2,700	10.1500
Luxor Capital Partners Offshore Master Fund LP	2/15/2013	50,400	10.1500
Luxor Spectrum Offshore Master Fund LP	2/15/2013	3,800	10.1500
Luxor Wavefront LP	2/15/2013	10,500	10.1500
Luxor Capital Partners LP	2/15/2013	48,800	10.1500
Separately Managed Accounts	2/15/2013	4,100	10.1500
Luxor Capital Partners Offshore Master Fund LP	2/15/2013	75,600	10.1500
Luxor Spectrum Offshore Master Fund LP	2/15/2013	5,700	10.1500
Luxor Wavefront LP	2/15/2013	15,800	10.1500

Luxor Capital Partners LP	2/21/2013	45,471	10.1800
Separately Managed Accounts	2/21/2013	3,769	10.1800
Luxor Capital Partners Offshore Master Fund LP	2/21/2013	70,846	10.1800
Luxor Spectrum Offshore Master Fund LP	2/21/2013	5,287	10.1800
Luxor Wavefront LP	2/21/2013	14,627	10.1800
Luxor Capital Partners LP	2/22/2013	48,864	10.1300
Separately Managed Accounts	2/22/2013	4,054	10.1300
Luxor Capital Partners Offshore Master Fund LP	2/22/2013	75,715	10.1300
Luxor Spectrum Offshore Master Fund LP	2/22/2013	5,684	10.1300
Luxor Wavefront LP	2/22/2013	15,683	10.1300
Luxor Capital Partners LP	3/6/2013	31,477	10.1650
Separately Managed Accounts	3/6/2013	2,617	10.1650
Luxor Capital Partners Offshore Master Fund LP	3/6/2013	52,100	10.1650
Luxor Spectrum Offshore Master Fund LP	3/6/2013	3,639	10.1650
Luxor Wavefront LP	3/6/2013	10,167	10.1650
Luxor Capital Partners LP	3/6/2013	301,460	10.1800
Separately Managed Accounts	3/6/2013	25,056	10.1800
Luxor Capital Partners Offshore Master Fund LP	3/6/2013	498,965	10.1800
Luxor Spectrum Offshore Master Fund LP	3/6/2013	34,850	10.1800
Luxor Wavefront LP	3/6/2013	97,369	10.1800
Luxor Wavefront LP	3/18/2013	150,000	10.2500
Luxor Wavefront LP	3/18/2013	100,000	10.3000
Luxor Wavefront LP	3/22/2013	400,000	10.3500

The above transactions were effected in the open market.